SK3 Group, Inc.

500 Mamaroneck Avenue, 4th Floor

Harrison, New York  10528

September 27, 2007

VIA FACSIMILE AND EDGAR

Daniel L. Gordon, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SK3 Group, Inc. (formerly CTT International Distributors Inc.)

Form 10-KSB for the year ended December 31, 2006

Form 10-QBS for the Quarter Ended March 31, 2007

File No. 0-30919

Ladies and Gentlemen:

We hereby acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SK3 GROUP, INC.

By: /s/ Sajid Kapadia

Name: Sajid Kapadia

Title:  Chief Executive Officer